Exhibit 99.1

Cuprina (Nasdaq: CUPR) to Acquire EBITDA-Positive Seven-Clinic Singapore Healthcare Group

(i) Acquiring 100% of East Coast Podiatry (five clinics) and Orchard Clinic (two clinics) for approximately S$4.0 million (approximately US$3.1 million)

(ii) Target Group generated FY2025 unaudited revenue of approximately S$9.1 million and unaudited normalized EBITDA of approximately S$1.2 million, based on unaudited management accounts

(iii) Sellers’ consideration shares subject to a lock-up

(iv) Adds an established clinical platform directly aligned with Cuprina’s wound-care and collagen technologies

SINGAPORE, October 2, 2026 – Cuprina Holdings (Cayman) Limited (Nasdaq: CUPR) (“Cuprina” or the “Company”), a biomedical company developing and marketing products for the chronic wounds, infertility, medical waste recycling, and cosmeceuticals sectors, today announced that it has entered into Sale and Purchase Agreements (the “SPAs”) to acquire the entire issued and paid-up share capital of (i) East Coast Podiatry Centre Pte. Ltd. (“ECPC”), which operates East Coast Podiatry Clinic (“ECP”), the leading podiatry-focused chain in Singapore; and (ii) Orchard Clinic Management Pte. Ltd. (“OCM”), which operates Orchard Clinic (“ORC”), a Singapore women’s health and wellness clinic (ECPC and OCM together, the “Target Group”), through its direct wholly-owned subsidiary, Cuprina Holdings (BVI) Limited.

Under the SPAs, an aggregate purchase consideration of approximately S$4.0 million (approximately US$3.1 million) will be satisfied as follows (i) S$3.0 million (equivalent to approximately 75% of the consideration) in cash, comprising approximately S$0.5 million paid upon execution, S$1.35 million payable upon closing, and S$1.15 million in deferred cash consideration payable over a two-year period; and (ii) S$1.0 million1 (equivalent to approximately 25% of the consideration) in Class A ordinary shares of the Company (the “Consideration Shares”). The consideration shares will be subject to lock-up as set forth in the SPAs and ancillary documents. Completion is subject to customary closing conditions and is expected to occur on or before November 1, 2026. Following completion, the Company expects to consolidate the financial results of the Target Group.

[1]	Consideration Shares is computed by diving the S1.0 million, by S$3.31[2], rounded down to the nearest whole share.
[2]	This being derived based on the average of Volume-Weighted Average Price (the “VWAP”) of each Class A ordinary share in Cuprina Holdings (Cayman) Limited on Nasdaq for the immediately preceding 30 consecutive trading days ending on the date of SPA of US$2.59 and at the exchange rate from SGD to USD of 0.7817.

For the year ended December 31, 2025, the Target Group generated combined unaudited revenue of S$9.1 million (approximately US$7.0 million) and combined unaudited normalized Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) of S$1.2 million (approximately US$0.9 million), based on the Target Group’s management accounts. These figures are derived from the Target Group’s unaudited management accounts, have not been reviewed or audited by the Company’s independent auditors, and may be subject to adjustment upon completion of the audit.

ABOUT THE TARGET GROUP

The Target Group operates ECP and ORC, two established premium healthcare and wellness brands in Singapore. Founded and managed by an experienced leadership team, the Target Group is supported by mature, fully corporatized operating systems. Together, the Target Group represents a differentiated platform spanning conservative lower-limb care and specialized women’s wellness services, with a strong track record of operational execution and brand development.

ECP is widely recognized as a leading podiatry practice globally. It is a specialist outpatient clinic focused on the conservative management of the foot, ankle, and associated structures of the lower limb. Currently operating across five clinic locations in Singapore, ECP delivers comprehensive care through structured, multi-modal treatment strategies designed to support recovery, function, and long-term outcomes.

ECP specializes in biomechanical assessment, gait rehabilitation, orthotic therapy, diabetic wound care, and advanced podiatric treatment techniques, supported by modern clinical and diagnostic technologies. With over a decade of proven clinical and operational performance, ECP has built a globally recognized premium podiatry brand, attracting both local and international patients.

ORC is a premium women’s health, beauty and wellness center dedicated to prenatal body preparation and postnatal recovery, with a strong focus on abdominal and pelvic wellness. Currently operating across two clinic locations in Singapore, ORC delivers structured, program-based services in a refined and private environment designed specifically for women seeking personalized, high-quality wellness care.

ORC specializes in conservative treatment approaches for women before and after pregnancy, as well as through later life stages such as menopause. Its services support common conditions including pelvic floor concerns (vaginal laxity or dryness, pelvic organ prolapse), abdominal separation and bulge (diastasis recti), and post-pregnancy body changes.

Launched in 2020, ORC was a pioneer in this specialized segment and is recognized for its strong brand positioning, client experience, and differentiated service offering.

STRATEGIC RATIONALE

ECP is naturally complementary to Cuprina’s wound-healing focus, particularly in diabetic foot and lower-limb wound management, where podiatrists play a central role in conservative care. ECP’s established podiatry platform provides a practical clinical setting for the application and adoption of wound-care technologies, aligning with Cuprina’s ongoing work with podiatry and wound-care departments in Singapore.

In parallel, Cuprina’s collagen-based technologies for beauty complement ORC’s women’s post-partum recovery programs, particularly in relation to abdominal and tissue recovery such as diastasis recti. ORC’s structured, premium wellness environment provides a relevant platform for integrating collagen-supported recovery concepts within non-invasive women’s wellness services.

As wholly-owned subsidiaries, ECPC and OCM will be fully integrated into Cuprina’s operating structure, giving the Company complete control over clinical direction, branding, and expansion decisions, and entitling it to the full economic benefit of the Target Group’s earnings.

Together, Cuprina, ECP and ORC form a scalable, premium healthcare and wellness platform with a strong management foundation, loyal client base, and clear growth potential. The Target Group’s emphasis on conservative care, operational discipline, and brand-led service delivery positions it well for strategic partnerships and integration within a broader healthcare ecosystem.

“This acquisition marks a pivotal step in Cuprina’s evolution from a biomedical innovator into a fully integrated healthcare platform,” said Chief Executive Officer Mr. David Quek Yong Qi. “By taking full ownership of ECPC and OCM, we are acquiring high-quality clinical businesses with loyal patient bases, proven management teams, and direct synergies with our core wound-care and collagen technologies, and we retain the entirety of their earnings and the freedom to integrate them completely. We are building something differentiated: a company where biomedical innovation and frontline clinical delivery reinforce each other.”

MARKET TAILWINDS

Demand for podiatry services is supported by the rising prevalence of diabetes, aging populations, and a shift toward preventive foot care. These trends are pronounced in Singapore, where an aging population and a high burden of diabetes-related complications continue to drive demand for specialist lower-limb and diabetic foot care. According to a September 2026 report by Mordor Intelligence, the global podiatry services market is estimated at US$4.87 billion in 2026 and is projected to reach US$5.74 billion by 2031, with Asia Pacific the fastest-growing region at a compound annual growth rate of 4.65% over the period. For further information on this study, please see: https://www.mordorintelligence.com/industry-reports/podiatry-services-market

The women’s health and wellness segment presents an equally compelling opportunity. Rising awareness of pelvic health, postnatal recovery, and preventive women’s wellness is driving sustained demand across Southeast Asia for specialized, program-based care delivered in a premium, private clinical setting, which is the market position ORC has established, which Cuprina expects to build on.

About Cuprina Holdings (Cayman) Limited

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds, as well as operating in the infertility, medical waste recycling, and health and beauty sectors. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. For more information, please visit https://www.cuprina.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the “Risk Factors” section of the Company’s filings with the U.S. Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cuprina Holdings (Cayman) Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Cuprina Holdings (Cayman) Limited Investor Contact

Investor Relations

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

+65 8512 7275

Email: ir@cuprina.com.sg